UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Third Quarter 2025 Results Release, dated November 4, 2025	3
2.	Q3 2025 Earnings Presentation	7

Q3 2025 Financial Results

Grifols reports quarterly revenues of EUR 1,865 million and group profit of EUR 127 million

•	Revenues for the quarter totaled EUR 1,865 million, increasing by 9.1% cc 1 year-over- year, driven by the Biopharma business. Revenues for the first nine months of the year stood at EUR 5,542 million, up 7.7% cc

•	Adjusted EBITDA stood at EUR 482 million euros in the third quarter, rising by 8.8% cc and representing a 25.8% margin, driving year-to-date up to EUR 1,358 million, growing by 11.2% cc to a 24.5% margin

•	Group profit reached EUR 127 million, resulting in EUR 304 million year-to-date, up by 245%.

•	Free cash flow pre-M&A pre-dividend2 reached EUR 203 million in the third quarter, bringing year-to-date to EUR 188 million, representing an increase of EUR 257 million driven by EBITDA growth, CAPEX and lower cash financial costs

•	Leverage ratio stands at 4.2x, declining from 5.1x in the previous year, while liquidity remains robust at EUR 1,475 million

•	At Guidance FX rates (as per guidance from the Capital Markets Day 3), improved revenue and FCF pre-M&A pre-dividends guidance and maintained Adjusted EBITDA guidance. Full year FX headwinds estimated to be EUR c.70 million for Adjusted EBITDA and broadly neutral for free cash flow and leverage

Barcelona, November 4, 2025 - Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading producer of plasma-derived medicines, today reported its third quarter 2025 results, continued delivery of the Value Creation Plan.

Revenues for the first nine months of the year rose by 7.7% cc to EUR 5,542 million supported by a 9.1% cc growth in the third quarter, to EUR 1,865 million, mainly driven by the Biopharma business. Adjusted EBITDA year-to-date stood at EUR 1,358 million with a 24.5% margin, supported by a third quarter of EUR 482 million, 8.8% cc higher than in the same period last year, representing a margin of 25.8%.

Grifols registered a net profit of EUR 304 million year-to-date, up 245% compared to the same period of 2024, supported by a total of EUR 127 million in the third quarter, an increase of 146%, in line with the previous quarter. Free cash flow pre-M&A pre-dividend reached EUR 203 million in the third quarter, resulting in EUR 188 million for the first nine months of the year. This represents a EUR 257 million year-over-year improvement, mostly driven by EBITDA expansion, lower CAPEX and cash interest costs.

Grifols continues to strengthen its free cash flow generation and continued deleveraging focus. The leverage ratio stands at 4.2x, down from 5.1x in the same period of 2024, and liquidity position increased to EUR 1,475 million.

[1]	Operating or constant currency (cc) excludes changes rate variations reported in the period.
[2]	Calculated as EBITDA Adjusted - Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and inve sting activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.
[3]	Guidance FX rate refers to FX rates as at 27 Feb 2025, consistent with page 38 of the Capital Markets Day (CMD) presentation (EUR USD @ 1.04).

Nacho Abia, CEO of Grifols, said: "Grifols maintains momentum as we deliver on our Value Creation Plan. We are delivering clear progress across our key priorities, underpinned by underlying demand and stable market dynamics. The company remains well-positioned to navigate market conditions and deliver sustainable long-term value for all stakeholders."

Rahul Srinivasan, CFO of Grifols, added: "We are making tangible progress on free cashflow generation, which has required a coordinated and disciplined effort by the Grifols team across the entire organisation. Taking that same organisational focus and intensity forward remains a key priority.”

Revenue Performance Led by Biopharma

Biopharma delivered a 9.1% cc increase in revenue in the first nine months of the year, supported by 10.9% cc growth in the third quarter. The immunoglobulin (IG) franchise remained the key growth driver, with revenues up 14.4% cc year-to-date, reinforcing its position as the standard of care in primary and secondary immunodeficiencies as well as CIDP (Chronic inflammatory demyelinating polyneuropathy). The subcutaneous formulation continued its trajectory, rising more than 60% cc year- to-date.

Albumin performance was offset by pricing adjustments in China, resulting in a 3.9% cc year-to-date decline. The company continues to leverage its strategic local partnership to actively manage pricing dynamics and maintain a strong local market presence.

Alpha-1 and Specialty proteins franchises demonstrated solid progress, reaffirming Grifols’ market leadership in Alpha-1 and HyperRAB.

Diagnostic business maintains stable performance

The Diagnostic business unit generated EUR 479 million in revenue during the first nine months of the year, an increase of 1.4% cc, primarily driven by Blood Typing Solutions in the U.S. and Europe, and supported by Molecular Donor Screening in key countries. Noteworthy is the FDA approval to begin manufacturing Gel Cards and reagent Red Blood Cells at Grifols’ San Diego facility.

Grifols 2025 guidance

Assuming current FX rates remain unchanged for the remainder of the year, full year FX headwinds versus Guidance FX rates are estimated to be EUR c.70 million for Adjusted EBITDA and broadly neutral for group profit, free cash flow and leverage.

[1]	Operating or constant currency (cc) excludes changes rate variations reported in the period.
[2]	Calculated as EBITDA Adjusted - Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and inve sting activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.
[3]	Guidance FX rate refers to FX rates as at 27 Feb 2025, consistent with page 38 of the Capital Markets Day (CMD) presentation (EUR USD @ 1.04).

Alternative Performance Measures (APMs)

This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from Grifols website www.grifols.com/en/investors.

CONFERENCE CALL

Grifols will host a conference call today, November 4, 2025, at 18:30 CET / 12:30 EST to discuss its financial results for the third quarter of 2025. To view and listen to the webcast and view the presentation, click on Q3 2025 Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

MEDIA

Grifols Press Office

media@grifols.com

Tel. +34 93 571 00 02

INVESTORS

Investors Relations & Sustainability

inversores@grifols.com - investors@grifols.com

sostenibilidad@grifols.com - sustainability@grifols.com

Tel. +34 93 571 02 21

[1]	Operating or constant currency (cc) excludes changes rate variations reported in the period.
[2]	Calculated as EBITDA Adjusted - Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and inve sting activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.
[3]	Guidance FX rate refers to FX rates as at 27 Feb 2025, consistent with page 38 of the Capital Markets Day (CMD) presentation (EUR USD @ 1.04).

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well -being of people around the world. A leader in essential plasma -derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries.

Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life -threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across four main therapeutic areas: immunology, infectious diseases, pulmonology and critical care. A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with close t o 400 across North America, Europe, Africa and the Middle East, and China.

As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high -quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 23,800 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership.

In 2023, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information about Grifols, please visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are ‘projections and future hypotheses’. Words and expressions such as ‘believe’, ‘expect’, ‘anticipate’, ‘predict’, ‘hope’, ‘intend’, ‘should’, ‘will try to achieve’, ‘is estimated’, ‘future’ and similar expressions, insofar as they refer to the Grifols group, are used to identify future projections and hypotheses. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a series of factors that mean that the real results may be materially different. The future results of the Grifols group could be affected by events related to its own activities, such as shortages of supplies of raw materials for the manufacture of its products, the appearance on the market of competing products, or changes in the regulatory framework of the markets in which it operates, among others. At the date of preparation of this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. assumes no obligation to publicly report, revise or update the projections or future hypotheses to adapt them to facts o r circumstances after the date of writing of this report, except when expressly required by applicable legislation. This document does not constitute an offer or invitation to purchase or subscribe shares in accordance with the provisions of Law 6/2023, of 17 March, on the Securities Markets and Investment Services, and any regulations implementing said legislation. Furthermore, this document does not constitute an offer to purchase, sell or exchange, or a solicitation of an offer to purch ase, sell or exchange any securities, or a solicitation of any vote or approval in any other jurisdiction. The information contained in this document has not been verified or revised by the external auditors of the Grifols group .

[1]	Operating or constant currency (cc) excludes changes rate variations reported in the period.
[2]	Calculated as EBITDA Adjusted - Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and inve sting activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.
[3]	Guidance FX rate refers to FX rates as at 27 Feb 2025, consistent with page 38 of the Capital Markets Day (CMD) presentation (EUR USD @ 1.04).

Q3 2025 Results - 1 - Q3 2025 Results November 4, 2025

Q3 2025 Results - 2 - Legal Disclaimer Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time) and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited. Forward-Looking Statements This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. Alternative Performance Measures (APMs) This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures (‘APMs’) as defined in the guidelines issued by the European Securities and Markets Authority (‘ESMA’) on October 5, 2015. APMs are used by Grifols’ management to evaluate the group’s financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees’ remuneration targets. APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ to definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the appendix as well as the “Alternative performance measures” document from our website www.grifols.com/en/investors.

Q3 2025 Results - 3 - Agenda 01 02 03 04 Value Creation Plan Update Business Review Financials Final Remarks 05 Annex

Q3 2025 Results - 4 - Nacho Abia Chief Executive Officer (CEO) Q3’25 Results: Continued Progress on Value Creation Plan

Value Creation Plan Update | Business Review | Financials | Final Remarks | Annex

Q3'25 Delivery Builds on YTD Performance

YTD Q3'25	YTD Q3'25 vs PY
€5,542m Revenue	**+7.7%cc[1]** (+10.5%cc LFL[2])
€1,358m EBITDA Adj.	**+11.2%cc** (+17.3%cc LFL)
€188m Free Cash Flow (pre-M&A)[3]	**+€257m**
4.2x Leverage ratio[4]	**-0.9x** vs. PY

- **Robust underlying demand**, and **relatively unchanged pricing dynamics**, whilst managing **FX** and **IRA headwinds**
- **EBITDA** growing ahead of **revenue** aided by **plasma operations** and **cost discipline**
- **Strengthening balance sheet** through **continued deleveraging** and **FCF generation**
- **Structurally well-positioned** to navigate market uncertainties

[1] Constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations; [2] Like For Like (LFL) excludes the impact of Inflation Reduction Act (IRA) and Fee-For-Service / GPO reclassification.; [3] FCF definition and reconciliation to the Cash Flow Statement in slides 26 and 27 in the Annex; [4] Leverage ratio defined as per the Credit Agreement in slide 31 in the Annex.

Q3 2025 Results - 5 - GRIFOLS

Value Creation Plan Update | Business Review | Financials | Final Remarks | Annex

Delivering on Value Creation Plan


Levers

Commercial growth

Strong **Biopharma YTD growth**

+9.1% cc (12.4% LFL)

on the back of a **robust Q3**

+10.9% cc (12.3% LFL)

Margin expansion
(even despite IRA impact)

EBITDA adj margin YTD

24.5% (25.2% LFL)

supported by Q3

25.8% (26.2% LFL)

Pipeline execution

- **Strengthening** key **franchises** (IG, Alpha-1)
- **Evolving** product **offering**
- Cutting-edge **Diagnostic** platforms **progressing as planned**


Enablers

Plasma supply & industrial footprint

- **Global footprint. Fully vertical integrated** and **well-invested** in the US
- Complemented by strategic partnerships ex-US providing **flexibility** in **current market dynamics**
- Focus on increasing **collections per center** and continued implementation of the **nomogram**

Innovation

- **Driving clinical trials traction** across **life cycle management** (LCM) and **new products**
- Seeking new **indications** for core proteins

Q3 2025 Results - 6 - GRIFOLS

Q3 2025 Results - 7 - Roland Wandeler President of Biopharma Delivering Continued Growth in Biopharma

Q3 2025 Results - 8 - Delivering Continued Growth Driven by IG Franchise Base indexed to LTM Q3’24 (Revenue growth at cc except LCM) Performance Biopharma IG Albumin Alpha-1 and specialty proteins Milestones • Overall growth ahead of market • Continued expansion of Xembify® in SCIG • Commercial execution focused on high-end markets • Geographic mix, phasing • Pricing pressure in China • Leveraging strategic local partnership • Alpha-1 growth supported by new specialty pharma distributor • Solid performance in rabies and other specialties Note: All figures are presented on a consolidated basis, and at constant currency (cc), excluding exchange rate fluctuations over the period. LTM Q3’24 LTM Q4’24 LTM Q1’25 LTM Q2’25 LTM Q3’25 1 +9% SCIG +62% IVIG +13% -4% +6% +9.1% YTD Q3’25 +10.9% Q3’25 +14.4% YTD Q3’25 +18.0% Q3’25 -3.9% YTD Q3’25 -4.5% Q3’25 +4.3% YTD Q3’25 +3.3% Q3’25 Value Creation Plan Update Business Review Financials Final Remarks Annex 0.92 1.42 1 1 1 2

Value Creation Plan Update | **Business Review** | Financials | Final Remarks | Annex

IG Performance Reflecting Focused Execution in a Growing Market

Growth ahead of market in last two years

Saw opportunity to accelerate IG growth

- Use strong IG inventory position to build momentum and win back share, particularly in the US

Since executed this Plan ...

- Strengthen US organization and capabilities to drive growth
- Increase SCIG penetration with Xembify
- Build on strong profile of Gamunex as leading IVIG and win back share in strategic accounts

... resulting in double-digit growth, ahead of market

From here, expect to grow in-line with market, mid-to-high single-digit

Strong market fundamentals for IG

- Continued growth in key indications, given high share of undiagnosed patients and increasing awareness
- IG as treatment of choice in immune deficiencies and CIDP indications

Continued IG market growth

- Estimates in the range 6-8% CAGR

Grifols well positioned to drive profitable growth, in-line with market

- Drive continued IVIG growth with focus on high-value markets
- Close the share gap in SCIG

Continuing to drive innovation to strengthen product profile & margin

Strengthen offering

- Yimmugo launch in the US (Q4'25)
- Xembify pre-filled syringes[1]
- Gamunex-C in bags[1]

Expand indications[2]

- Gamunex in SID
- Xembify in SID
- Xembify in CIDP

Improve margin

- Roadmap in place to continue to increase end-to-end IgG yield

[1] Xembify® prefilled syringes and Gamunex® in bags have not been approved by the U.S. Food and Drug Administration ("FDA");. [2] Expand indications are not yet approved by the FDA

Q3 2025 Results - 9 - GRIFOLS

Value Creation Plan Update | **Business Review** | Financials | Final Remarks | Annex

Leadership Position in Alpha-1 with Potential for Market Growth

Established market leadership over the last >35 years

Alpha-1 revenue (m€)


700-750m
Ex-US
~30%
US
~70%
LTM Q3'25

~70% market share

Significant potential to treat more patients and grow market

Alpha-1 remains undertreated


Diagnosed patients
~10%
~230k patients
~90%
Not diagnosed patients

Exacerbated by limited reimbursement in ex-US market

Opportunity to unlock growth with increasing awareness and outcomes data

Plan in place to

Strengthen market position in US

- **Unique value proposition and best-in-class patient support** (Prolastin-C DIRECT)

Demonstrate outcomes with SPARTA

- **Designed to demonstrate clinical efficacy in AATD**: Placebo-controlled trial to test 60 & 120 mg/kg dose in emphysema progression reduction
- Strengthen **payer proposition** in the **U.S.**
- Secure broader **reimbursement** in **EU**
- Enable **Prolastin®-C Liquid launch** in key markets
- Expect phase III top-line results by H2'26

Alpha-1 SubQ 15% *(ph.2)*

- Improved patient convenience
- Readout expected by 2029-2030

Q3 2025 Results - 10 - GRIFOLS

Value Creation Plan Update | **Business Review** | Financials | Final Remarks | Annex

Disciplined and Focused Pipeline Across Therapeutic Areas

Selection of key projects

	Pre-clinical	Phase 1	Phase 2	Phase 3	Regulatory	Product Development
Immunology/ autoimmune	Next Gen process for Gamunex-C IgG; New recombinant treatments for autoimmune disease			Xembify SID in CLL, MM & NHL; Xembify in CIDP; Gamunex in SID		Gamunex-C in bags; Xembify Pre-filled syringes
Infectious diseases	Recombinant IgG polyclonal antibodies for infectious diseases	Giga 2339 HBV	Trimodulin new indication	Trimodulin in sCAP		
Pulmonology	Next Gen Alpha-1		Alpha-1 SubQ 15%	Alpha-1 SPARTA (post-marketing commitment)		
Critical care					Fibrinogen EU; Fibrinogen U.S.	
Others	GigaGen platform (Botulism Toxin & others) ★; Chronos ★	Giga 564 Onco ★	IgG (Flebo) in Dry Eye Disease[1] ★			

Note(s): 1. Start in 2025; 2. Based on RWE

Plasma | In addition to plasma | ★ External collaboration

Fibrinogen – On track for approval

Largest near-term opportunity in EU

- **Established market** with high penetration, particularly in DE, AT
- **On track for approval in Q4'25:** Decentralized procedure completed, awaiting first national approval in Germany

Longer-term potential in U.S.

- **Small market today** but with potential to reach >$800M with evolution of standard of care over time
- **On track with BLA for CFD** with PDUFA date end of December
- **Will further strengthen clinical program for AFD** to enable evolution of standard of care and impact at launch

Q3 2025 Results - 11 - GRIFOLS

Q3 2025 Results - 12 - Rahul Srinivasan Chief Financial Officer (CFO) Continued Resilience in Financial Performance

Value Creation Plan Update | Business Review | **Financials** | Final Remarks | Annex

Earnings and FCF Momentum Supported by a Robust and Improving Balance Sheet

(in million EUR except %)		Reported Q1'25	Reported Q2'25	Reported Q3'25	Reported YTD Q3'25	Reported Var vs. PY	Like for Like[1] Var vs. PY	YTD Q3 2024 Reported
NET REVENUE		1,786m	1,891m	**1,865m**	**5,542m**	**7.7% cc**	**10.5% cc**	5,237m
GROSS MARGIN		695m	744m	734m	2,172m	9.2% cc	16.4% cc	2,028m
Margin		*38.9%*	*39.3%*	*39.3%*	*39.2%*	*+50bps*	*+200bps*	*38.7%*
EBITDA ADJ.		400m	475m	**482m**	**1,358m**	**11.2% cc**	**17.3% cc**	1,253m
Margin		*22.4%*	*25.1%*	*25.8%*	*24.5%*	*+60bps*	*+130bps*	*23.9%*
PROFIT BEFORE TAX		115m	191m	**198m**	**504m**	**115.8%**		233m
GROUP PROFIT		60m	117m	**127m**	**304m**	**245.4%**		88m
FREE CASH FLOW pre-M&A[2]		-44m	30m	**203m**	**188m**	**+257m**		(69)m
LEVERAGE RATIO[3]	*Total net LR*	4.5x	4.2x		**4.2x**	**-0.9x**		5.1x
	Net secured LR	2.7x	2.7x		2.6x	-0.5x		3.1x
LIQUIDITY		1,675m	1,414m[4]		**1,475m[4]**	**+771m**		704m

Note: All figures are presented on a consolidated basis (including Biotest). When specified, figures presented at currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.
[1] Like For Like (LFL) excludes the impact of IRA and Fee-For-Service / GPO reclassification.
[2] FCF definition and reconciliation to the Cash Flow Statement in slides 26 and 27 in the Annex.
[3] Leverage ratio defined as per the Credit Agreement in slide 31 in the Annex.
[4] For YTD Q3'25, cash and cash equivalents of €621m + unused credit facilities €1,218m - unused RCF facilities maturing in Nov 2025 c€364m.

Q3 2025 Results - 13 - GRIFOLS

Value Creation Plan Update | Business Review | **Financials** | Final Remarks | Annex

Revenue Growth Led by Biopharma

Revenues *(in million EUR except for growth)*



+7.7% cc
(+5.8%)
+10.5% cc
(+8.6%)
5,237
547
7
-107
5,684
-75
-67
5,542
YTD Q3'24
Biopharma
Diagnostic
Others and FX
YTD Q3'25 LFL
Inflation Reduction Act
Fee-for-Service / GPO reclassification
YTD Q3'25

Biopharma — **+9.1% cc** (+12.4% cc LFL[1])

- Robust underlying demand
- Continued IG momentum
- Alpha-1 and Specialty Proteins progress
- Phasing benefits

Diagnostic — **+1.4% cc**

- Driven by BTS[2] in US and EU backed by MDS[2]

FX and IRA headwinds

Note: All figures are presented on a consolidated basis (including Biotest). Percentage rates are presented at constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.
[1] Like For Like (LFL) excludes the impact of IRA (EUR 75 million) and Fee-For-Service / GPO reclassification (EUR 67 million). See Annex for reconciliations.
[2] Molecular Donor Screening (MDS); Blood Typing Solutions (BTS).

Q3 2025 Results - 14 - GRIFOLS

Value Creation Plan Update | Business Review | **Financials** | Final Remarks | Annex

YTD Adj EBITDA Growth of 11.2% cc and Margin Expansion

EBITDA Adjusted *(in million EUR except for EBITDA Adj. margin and growth)*


+11.2% cc
(+8.3%)
+17.3% cc
(+14.3%)
1,253
23.9%
1,432
25.2%
-75
1,358
24.5%
YTD Q3'24
Biopharma
Diagnostic
Opex
Others and FX
YTD Q3'25 LFL
Inflation Reduction Act
YTD Q3'25
EBITDA Adj. margin

Note: All figures are presented on a consolidated basis (including Biotest).

- **EBITDA** growth led **by Biopharma:**
  - Volume growth
  - Geographic mix
  - Cost Per Liter improvement
  - Opex discipline
  - Operational leverage
- **IRA impact in line with guidance**
- **Stiff FX headwinds**

Q3 2025 Results - 15 - GRIFOLS

Value Creation Plan Update | Business Review | **Financials** | Final Remarks | Annex

Continued Reduction of Cash Adjustments Between Adjusted and Reported EBITDA

EBITDA Adjusted *(in million EUR except for EBITDA Adj. margin and growth)*


+11.2% cc
(+8.3%)
1,253
23.9%
104
1,149
22.1%
+15.7% cc
(+12.6%)
1,358
24.5%
64
1,294
23.3%
56%¹
reduction in cash adj on LTM basis
YTD Q3'24
YTD Q3'25
EBITDA Reported
Adjustments
EBITDA margin

[1] Cash adjustments include transaction costs, restructuring costs and other non-recurring items as reflected in the reconciliation of slide 30 in the Annex
Note: All figures are presented on a consolidated basis (including Biotest)

- Clearly prioritizing a **reduction in cash adjustments** between EBITDA Adjusted and Reported

- **Drivers** of reduced cash adjustments:
  - Lower transaction costs
  - Lower restructuring costs

- **Non-cash adjustments**: Assessing potential impact in Q4 of capital allocation discipline on carrying value of some R&D projects that do not affect the go-forward EBITDA and FCF story

Q3 2025 Results - 16 - GRIFOLS

Q3 2025 Results - 17 - Sustained Momentum in Free Cash Flow Generation 1 FCF definition and reconciliation to the Cash Flow Statement in slides 26 and 27 in the Annex EBITDA Adjusted 400 475 482 1,358 105 Inventories (61) (30) (26) (118) (44) Receivables (93) (25) (13) (131) (22) Payables 26 25 2 53 68 Net working capital (128) (30) (38) (196) 2 CAPEX (128) (83) (70) (282) 106 IT and R&D (39) (34) (37) (109) (13) Taxes (3) (45) (52) (99) (4) Interests (55) (235) (55) (345) 50 Others (91) (19) (29) (138) 12 Free Cash Flow pre-M&A1 (44) 30 203 188 +257 YTD Q3’25 Var vs YTD Q3’24 Q1’25 Q2’25 Q3’25 Reduction in cash adjustments to EBITDA Adjusted Disciplined Capex and Capitalised IT and R&D management Working capital management Lower cash interest costs aided by debt reduction in 2024 and significantly lower RCF utilisation EBITDA Adjusted to Free Cash Flow reconciliation (in million EUR) Value Creation Plan Update Business Review Financials Final Remarks Annex

Business Performance | **Financials** | Final Remarks | Annex

Capital Structure and FY'25 Outlook



1 Capital structure

- Tightening of secondary trading yields supports **rerating progress**
- **Bank feedback supportive** of targeting RCF upsize in conjunction with refinancing of 2027 maturities
- **Targeting H1 2026 refinancing of 2027 maturities**, ongoing preparations
- **Harmonising 2030 bond documentation**

2 Strong YTD performance

- Geo-mix and phasing benefiting YTD performance
- **Lapping Q4'24**, Grifols best Adj EBITDA quarter ever

3 Impact of a depreciating USD

- A headwind for **Revenue** and **EBITDA**
- **Broadly neutral impact** on **Group Profit**, **Leverage** and **FCF**

4 Guidance

- **Improved Revenue guidance at guidance FX rate** and **reaffirmed Adj EBITDA at guidance FX rate**
- Assuming current FX rates for the rest of the year, estimated **full year FX headwind on Adj EBITDA is c EUR70m**
- **Improved guidance for FCF pre-M&A pre-dividends**

in million €	Guidance at CMD @Guidance FX rate[1]	Updated Guidance @Guidance FX rate[1]
REVENUE	7,550-7,600	7,600+
ADJ EBITDA	1,875-1,925	1,875-1,925
FCF pre-M&A pre-dividends	350-400	400-425

[1] Guidance FX rate refers to FX rates as at 27 Feb 2025, consistent with page 38 of the Capital Markets Day (CMD) presentation (EUR USD @ 1.04)

Q3 2025 Results - 18 -

Q3 2025 Results - 19 - Final Remarks Nacho Abia Chief Executive Officer (CEO)

Q3 2025 Results - 20 - Delivering on Our Value Creation Plan Focused execution of our Value Creation Plan 01 Strengthened balance sheet on the back of continued focus on deleveraging, FCF generation, and capital allocation discipline 04 Solid business performance YTD driven by strong IG underlying demand and key proteins, aided by geo-mix and phasing 02 At Guidance FX rates, improved revenue and FCF pre-M&A pre-dividends guidance and maintained Adjusted EBITDA guidance 05 • Robust commercial execution in key markets. • Plasma efficiency initiatives continue to roll-out 03 Business well-positioned to navigate market uncertainties 06 Value Creation Plan Update Business Review Financials Final Remarks Annex

Q3 2025 Results - 21 - ANNEX

Q3 2025 Results - 22 - Revenue | Q3 2025 Value Creation Plan Update Business Review Financials Final Remarks Annex Q3 2025 Q3 2024 In thousands of euros Reported At cc* Revenue by Business Unit 1,865,400 1,792,956 4.0% 9.1% Biopharma 1,619,532 1,532,744 5.7% 10.9% Diagnostic 147,411 156,292 (5.7%) (1.3%) Bio Supplies 38,876 49,415 (21.3%) (16.2%) Others 59,581 54,505 9.3% 12.1% Revenue by Country 1,865,400 1,792,956 4.0% 9.1% US + CANADA 1,068,874 1,044,035 2.4% 9.2% E U 394,914 359,360 9.9% 10.2% ROW 401,612 389,561 3.1% 7.8% * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

Q3 2025 Results - 23 - Revenue | 2025 YTD Value Creation Plan Update Business Review Financials Final Remarks Annex 2025 YTD 2024 YTD In thousands of euros Reported At cc* Revenue by Business Unit 5,542,340 5,236,568 5.8% 7.7% Biopharma 4,773,321 4,455,099 7.1% 9.1% Diagnostic 479,043 478,835 0.0% 1.4% Bio Supplies 107,834 150,147 (28.2%) (26.7%) Others 182,142 152,487 19.4% 20.4% Revenue by Country 5,542,340 5,236,568 5.8% 7.7% US + CANADA 3,161,790 3,007,232 5.1% 7.2% E U 1,186,440 1,067,230 11.2% 11.2% ROW 1,194,110 1,162,106 2.8% 5.9% * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

Value Creation Plan Update | Business Review | Financials | Final Remarks | **Annex**

P&L | Q3 2025

In thousands of euros	Q3 2025			Q3 2024			% vs PY	
	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**1,865,400**	**-**	**1,865,400**	**1,792,956**	**-**	**1,792,956**	**4.0%**	**4.0%**
Cost of Sales	(1,131,702)	17,819	(1,113,883)	(1,066,201)	9,750	(1,056,451)	(6.1%)	(5.4%)
Gross Margin	**733,698**	**17,819**	**751,517**	**726,755**	**9,750**	**736,505**	**1.0%**	**2.0%**
% Net revenue	*39.3%*	-	*40.3%*	*40.5%*	-	*41.1%*	-	-
R&D	(97,023)	11	(97,012)	(87,878)	941	(86,937)	(10.4%)	(11.6%)
SG&A	(284,991)	11,236	(273,755)	(319,425)	29,579	(289,846)	10.8%	5.6%
Operating Expenses	**(382,014)**	**11,247**	**(370,767)**	**(407,303)**	**30,520**	**(376,783)**	**6.2%**	**1.6%**
Other Income	430	-	430	-	-	-	-	-
Share of Results of Equity Accounted Investees - Core Activities	2,089	-	2,089	(2,420)	-	(2,420)	186.3%	186.3%
OPERATING RESULT (EBIT)	**354,203**	**29,066**	**383,269**	**317,032**	**40,270**	**357,302**	**11.7%**	**7.3%**
% Net revenue	*19.0%*	-	*20.5%*	*17.7%*	-	*19.9%*	-	-
Financial Result	(156,070)	-	(156,070)	(197,613)	39,336	(158,277)	21.0%	1.4%
Share of Results of Equity Accounted Investees	-	-	-	-	-	-	-	-
PROFIT BEFORE TAX	**198,133**	**29,066**	**227,199**	**119,419**	**79,606**	**199,025**	**65.9%**	**14.2%**
% Net revenue	*10.6%*	-	*12.2%*	*6.7%*	-	*11.1%*	-	-
Income Tax Expense	(54,706)	(7,601)	(62,307)	(37,441)	(17,760)	(55,201)	(46.1%)	(12.9%)
% of pre-tax income	*27.6%*	-	*27.4%*	*31.4%*	-	*27.7%*	-	-
CONSOLIDATED PROFIT	**143,427**	**21,465**	**164,892**	**81,978**	**61,846**	**143,824**	**75.0%**	**14.6%**
Results Attributable to Non-Controlling Interests	(16,462)	(2,289)	(18,751)	(30,287)	(1,903)	(32,190)	45.6%	41.7%
GROUP PROFIT	**126,965**	**19,176**	**146,141**	**51,691**	**59,943**	**111,634**	**145.6%**	**30.9%**
% Net revenue	*6.8%*	-	*7.8%*	*2.9%*	-	*6.2%*		

Q3 2025 Results - 24 - GRIFOLS

Value Creation Plan Update | Business Review | Financials | Final Remarks | **Annex**

P&L | 2025 YTD

	2025 YTD			2024 YTD			% vs PY	
In thousands of euros	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**5,542,340**	**-**	**5,542,340**	**5,236,569**	**-**	**5,236,569**	**5.8%**	**5.8%**
Cost of Sales	(3,370,181)	46,671	(3,323,510)	(3,208,525)	43,043	(3,165,482)	(5.0%)	(5.0%)
Gross Margin	**2,172,159**	**46,671**	**2,218,830**	**2,028,044**	**43,043**	**2,071,086**	**7.1%**	**7.1%**
% Net revenue	*39.2%*	-	*40.0%*	*38.7%*	-	*39.6%*		
R&D	(289,262)	11	(289,251)	(269,035)	2,542	(266,493)	(7.5%)	(8.5%)
SG&A	(907,704)	25,544	(882,160)	(985,812)	77,241	(908,571)	7.9%	2.9%
Operating Expenses	**(1,196,966)**	**25,555**	**(1,171,411)**	**(1,254,847)**	**79,783**	**(1,175,064)**	**4.6%**	**0.3%**
Other Income	430	-	430	-	-	-	-	-
Share of Results of Equity Accounted Investees - Core Activities	(3,708)	3,850	142	46,959	(5,618)	41,341	(107.9%)	(99.7%)
OPERATING RESULT (EBIT)	**971,913**	**76,076**	**1,047,991**	**820,155**	**117,208**	**937,363**	**18.5%**	**11.8%**
% Net revenue	*17.5%*	-	*18.9%*	*15.7%*	-	*17.9%*		
Financial Result	(468,009)	-	(468,009)	(586,702)	86,099	(500,603)	20.2%	6.5%
Share of Results of Equity Accounted Investees	-	-	-	-	-	-	-	-
PROFIT BEFORE TAX	**503,904**	**76,076**	**579,982**	**233,453**	**203,307**	**436,761**	**115.8%**	**32.8%**
% Net revenue	*9.1%*	-	*10.5%*	*4.5%*	-	*8.3%*		
Income Tax Expense	(129,676)	(29,650)	(159,326)	(104,434)	(18,662)	(123,096)	(24.2%)	(29.4%)
% of pre-tax income	*25.7%*	-	*27.5%*	*44.7%*	-	*28.2%*		
CONSOLIDATED PROFIT	**374,228**	**46,426**	**420,656**	**129,019**	**184,645**	**313,665**	**190.1%**	**34.1%**
Results Attributable to Non-Controlling Interests	(70,478)	(4,365)	(74,843)	(41,069)	(8,515)	(49,584)	(71.6%)	(50.9%)
GROUP PROFIT	**303,750**	**42,061**	**345,813**	**87,950**	**176,130**	**264,081**	**245.4%**	**30.9%**
% Net revenue	*5.5%*	-	*6.2%*	*1.7%*	-	*5.0%*		

Q3 2025 Results - 25 - GRIFOLS

Value Creation Plan Update | Business Review | Financials | Final Remarks | **Annex**

Cash Flow | Q3 2025

In thousands of euros (on a reported basis)	Q3 2025	Q3 2024	% vs PY
Reported Group Profit	**126,964**	**51,691**	**146%**
Depreciation and Amortization	102,848	108,364	(5%)
Net Provisions	(11,920)	4,453	(368%)
Other Adjustments and Other Changes in Working Capital	145,011	158,008	-8%
Change in Operating Working Capital	(37,502)	(22,906)	(64%)
Changes in Inventories	*(26,257)*	*58,900*	(145%)
Change in Trade Receivables	*(13,335)*	*(19,466)*	31%
Change in Trade Payables	*2,091*	*(62,340)*	103%
Net Cash Flow From Operating Activities	**325,401**	**299,610**	**9%**
Business Combinations and Investments in Group Companies	5	(114,352)	100%
CAPEX	(70,051)	(51,299)	(37%)
R&D/Other Intangible Assets	(36,526)	(32,949)	-11%
Other Cash Inflow / (Outflow)	(16,111)	2,199	-833%
Net Cash Flow From Investing Activities	**(122,684)**	**(196,401)**	38%
Free Cash Flow	**202,718**	**103,209**	**96%**
Issue / (Repayment) of Debt	(41,853)	(1,563,615)	97%
Capital Grants	(0)	5,817	(100%)
Dividends (Paid) / Received	(102,382)	-	-
Other Cash Flows From / (Used in) Financing Activities	5,470	1,350	305%
Net Cash Flow From Financing Activities	**(138,764)**	**(1,556,448)**	**91%**
Total Cash Flow	**63,953**	**(1,453,239)**	**104%**
Cash and Cash Equivalents at the Beginning of the Period	558,691	2,113,220	-74%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	(1,684)	(15,039)	89%
Cash and Cash Equivalents at the End of the Period	**620,960**	**644,942**	**(4%)**

In million Euros	Q3'25	Q3'24
Net Cash Flow From Operating Activities[1]	**325**	**300**
Net Cash Flow From Investing Activities[1]	**(123)**	**(196)**
Free Cash Flow	**203**	**103**
SRAAS transaction[2]	**-**	**(23)**
Free Cash Flow pre-M&A	**203**	**127**

[1] Statement of Cash Flow According IFRS-EU
[2] As per Note (12) of the 2024 Consolidated Annual Accounts

In million Euros	Q3'25	Q3'24
EBITDA Adjusted	**482**	**462**
Changes in working capital	(38)	(23)
CAPEX	(70)	(166)
R&D and IT	(37)	(33)
Taxes	(52)	(32)
Interests	(55)	(55)
Others	(29)	(26)
Free Cash Flow pre-M&A	**203**	**127**

Note: CAPEX for includes the previously referred as "Extraordinary growth CAPEX" and Others include the previously referred as "Restructuring and transaction costs"

Free Cash Flow (FCF) = EBITDA Adjusted- Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.

Q3 2025 Results - 26 - GRIFOLS

Value Creation Plan Update | Business Review | Financials | Final Remarks | **Annex**

Cash Flow | 2025 YTD

In thousands of euros (on a reported basis)	2025 YTD	2024 YTD	% vs PY
Reported Group Profit	**303,750**	**87,951**	**245%**
Depreciation and Amortization	321,633	327,766	-2%
Net Provisions	15,941	59,339	(73%)
Other Adjustments and Other Changes in Working Capital	170,566	110,352	55%
Change in Operating Working Capital	(195,754)	(197,858)	1%
Changes in Inventories	*(117,685)*	*(73,982)*	*-59%*
Change in Trade Receivables	*(131,490)*	*(109,135)*	*(20%)*
Change in Trade Payables	*53,421*	*(14,741)*	*462%*
Net Cash Flow From Operating Activities	**616,136**	**387,550**	**59%**
Business Combinations and Investments in Group Companies	(102,167)	1,310,779	(108%)
CAPEX	(179,446)	(132,415)	(36%)
R&D/Other Intangible Assets	(109,405)	(96,200)	(14%)
Other Cash Inflow / (Outflow)	(36,661)	(17,188)	(113%)
Net Cash Flow From Investing Activities	**(427,679)**	**1,064,976**	(140%)
Free Cash Flow	**188,457**	**1,452,526**	**(87%)**
Issue / (Repayment) of Debt	(265,597)	(1,360,029)	80%
Capital Grants	3,463	11,516	(70%)
Dividends (Paid) / Received	(102,382)	-	-
Other Cash Flows From / (Used in) Financing Activities	(89,308)	16,960	(627%)
Net Cash Flow From Financing Activities	**(453,824)**	**(1,331,553)**	**66%**
Total Cash Flow	**(265,367)**	**120,973**	**(319%)**
Cash and Cash Equivalents at the Beginning of the Period	979,780	529,577	85%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	(93,453)	(5,608)	(1566%)
Cash and Cash Equivalents at the End of the Period	**620,960**	**644,942**	**(4%)**

In million Euros	2025 YTD	2024 YTD
Net Cash Flow From Operating Activities[1]	**616**	**388**
Net Cash Flow From Investing Activities[1]	**(428)**	**1,065**
Free Cash Flow	**188**	**1,453**
SRAAS transaction[2]	-	1,523
Free Cash Flow pre-M&A	**188**	**(69)**

[1] Statement of Cash Flow According IFRS-EU
[2] As per Note (12) of the 2024 Consolidated Annual Accounts

In million Euros	2025 YTD	2024 YTD
EBITDA Adjusted	**1,358**	**1,253**
Changes in working capital	(196)	(198)
CAPEX	(282)	(388)
R&D and IT	(109)	(96)
Taxes	(99)	(95)
Interests	(345)	(395)
Others	(138)	(150)
Free Cash Flow pre-M&A	**188**	**(69)**

Note: CAPEX for includes the previously referred as "Extraordinary growth CAPEX" and Others include the previously referred as "Restructuring and transaction costs"

Free Cash Flow (FCF) = EBITDA Adjusted- Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.

Q3 2025 Results - 27 - GRIFOLS

Value Creation Plan Update | Business Review | Financials | Final Remarks | **Annex**

Balance Sheet | 2025

Assets

	Sep-25	Dec-24
Non-Current Assets	**14,504,993**	**15,677,699**
Goodwill and Other Intangible Assets	10,513,476	11,297,492
Property Plant & Equipment	3,109,466	3,341,846
Investments in Equity Accounted Investees	82,239	68,996
Non-Current Financial Assets	414,460	490,492
Other Non-Current Assets	385,352	478,873
Current Assets	**5,348,774**	**5,727,543**
Non-Current Contract Assets Held for Sale	-	-
Inventories	3,348,375	3,560,098
Current Contract Assets	95,743	35,978
Trade and Other Receivables	1,000,782	836,015
Other Current Financial Assets	204,522	243,156
Other Current Assets	78,392	72,515
Cash and Cash Equivalents	620,960	979,780
Total Assets	**19,853,767**	**21,405,241**

Liabilities

	sep-25	dic-24
Equity	**7,547,961**	**8,607,025**
Capital	119,604	119,604
Share Premium	910,728	910,728
Reserves	4,185,691	4,054,505
Treasury Stock	(130,674)	(134,448)
Current Year Earnings	303,750	156,920
Interim dividend	(102,076)	-
Other Comprehensive Income	(108,077)	776,418
Non-Controllling Interests	2,369,015	2,723,298
No-Current Liabilities	**10,150,956**	**10,642,070**
Non-Current Financial Liabilities	9,092,808	9,490,644
Other Non-Current Liabilities	1,058,148	1,151,426
Current Liabilities	**2,154,850**	**2,156,146**
Current Financial Liabilities	595,115	676,087
Other Current Liabilities	1,559,735	1,480,059
Total Equity and Liabilities	**19,853,767**	**21,405,241**

Q3 2025 Results - 28 - GRIFOLS

Q3 2025 Results - 29 - Like-for-Like (LFL) Reconciliation Value Creation Plan Update Business Review Financials Final Remarks Annex In millions of euros Q3'25 Q2'25 Q1'25 YTD 25 Revenue Reported 1,865 1,891 1,786 5,542 Fee-for-Service / GPO Reclassification 19 33 15 67 Inflation Reduction Act (IRA) 16 30 28 75 Revenue Like- for- Like 1,901 1,954 1,829 5,685 In millions of euros Q3'25 Q2'25 Q1'25 YTD 25 Operating Results (EBIT) 354 349 269 972 Depreciation & Amortization 103 107 112 322 Reported EBITDA 457 456 381 1,294 Total adjustments 25 19 20 64 - EBITDA Adjusted 482 475 400 1,358 Inflation Reduction Act (IRA) 16 30 28 75 EBITDA Adjusted Like- for- Like 498 505 428 1,432

Q3 2025 Results - 30 - EBIT to EBITDA and EBITDA Adjusted Value Creation Plan Update Business Review Financials Final Remarks Annex In thousand of euros 354,202 348,854 268,857 371,859 317,034 (102,848) (107,035) (111,750) (110,130) (108,364) Reported EBITDA 457,050 455,889 380,607 481,990 425,398 % Net revenue 24.5% 24.1% 21.3% 24.4% 23.7% Cash Restructuring costs and Others 8,056 9,873 1,817 3,044 22,918 22,789 57,268 Transaction costs 6,888 3,842 7,466 9,306 7,882 27,502 58,934 Biotest Next Level Project 10,051 5,481 6,738 7,340 5,113 29,610 59,934 Total Cash Adjustments 24,995 19,195 16,021 19,689 35,913 79,901 176,136 Non-cash Impairments - - 3,850 24,265 787 28,115 2,581 Total Non-Cash Adjustments - - 3,850 24,265 787 28,115 2,581 Total adjustments 24,995 19,195 19,872 43,954 36,700 Adjusted EBITDA 482,045 475,084 400,479 525,944 462,098 % Net revenue 25.8% 25.1% 22.4% 26.6% 25.8% Q3 2025 Q2 2025 Q1 2025 Q4 2024 Q3 2024 Q3 2025 LTM Q3 2024 LTM Depreciation & Amortization OPERATING RESULT (EBIT)

Q3 2025 Results - 31 - Leverage Ratio as per Credit Agreement Value Creation Plan Update Business Review Financials Final Remarks Annex In millions of euros except ratio. Q3'25 Q2'25 Q1'25 Q4'24 Q3'24 Non-Current Financial Liabilities 9,093 9,118 9,390 9,491 8,836 Non-recurrent Lease Liabilities (IFRS16) (966) (978) (1,026) (1,025) (969) Current Financial Liabilities 595 522 657 676 1,017 Recurrent Lease Liabilities (IFRS16) (111) (112) (119) (117) (111) Cash and Cash Equivalents (621) (559) (753) (980) (645) Net Financial Debt as per Credit Agreement 7,990 7,992 8,149 8,046 8,128 In millions of euros except ratio. LTM Q3'25 LTM Q2'25 LTM Q1'25 LTM Q4'24 LTM Q3'24 OPERATING RESULT (EBIT) 1,344 1,307 1,257 1,192 1,075 Depreciation & Amortization (432) (437) (445) (439) (443) Reported EBITDA 1,776 1,744 1,702 1,631 1,518 IFRS 16 (117) (118) (117) (113) (113) Restructuring costs, impairments and others 51 67 68 65 76 Transaction costs 28 28 41 49 59 Cost savings, operating improvements and synergies on a "run rate" 174 173 165 159 146 Share of profits assoc core activit 2024 4 9 (39) (38) (81) Total adjustments 139 159 119 122 8 7 Adjusted EBITDA LTM as per Credit Agreement 1,915 1,903 1,820 1,753 1,605 Leverage Ratio as per Credit Agreeement 4.2x 4.2x 4.5x 4.6x 5.1x

Q3 2025 Results - 32 - Leverage Ratio as per Reported EBITDA and Net Debt as per Balance Sheet Value Creation Plan Update Business Review Financials Final Remarks Annex In millions of euros except ratio. Q3'25 Q2'25 Q1'25 Q4'24 Q3'24 Non-Current Financial Liabilities 9,093 9,118 9,390 9,491 8,836 Current Financial Liabilities 595 522 657 676 1,017 Cash and Cash Equivalents (621) (559) (753) (980) (645) Net Financial Debt 9,067 9,081 9,294 9,187 9,208 In millions of euros except ratio. LTM Q3'25 LTM Q2'25 LTM Q1'25 LTM Q4'24 LTM Q3'24 OPERATING RESULT (EBIT) 1,344 1,307 1,257 1,192 1,075 Depreciation & Amortization (432) (437) (445) (439) (443) Reported EBITDA 1,776 1,744 1,702 1,631 1,518 Leverage Ratio Reported 5.1x 5.2x 5.5x 5.6x 6.1x

Value Creation Plan Update | Business Review | Financials | Final Remarks | **Annex**

NCI Contributions

In thousand of euros	LTM Q3 2025 GDS	Biotest	BPC	Haema
Profit after tax from continuing operations	130,929	(116,831)	44,895	6,332
Income tax expense	(34,544)	28,844	(12,598)	(9,033)
Financial result	78,728	(34,433)	(2,242)	6,919
Amortisation and depreciation	(45,761)	(50,871)	(7,433)	(8,556)
Consolidated EBITDA	**132,507**	**(60,370)**	**67,168**	**17,003**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(2,503)	(8,395)	(5,759)	(4,762)
Restructuring costs	629	2,650	148	230
Impairments	-	19,154	-	-
Share of profits assoc core activit	-	4,388	-	-
Consolidated EBITDA under Credit Agreement	**130,633**	**(42,574)**	**61,557**	**12,471**
% of non-controlling interest	45%	20%	100%	100%
Consolidated EBITDA according to Credit Agreement non-controlling interest	**58,785**	**(8,344)**	**61,557**	**12,471**
Cash and cash equivalents	(1,818)	(65,748)	(6,974)	(30,474)
Financial assets/liabilities with Grifols	(1,083,916)	664,291	-	-
Leasing liabilities (leases of real estate of plasma donation centres)	11,031	57,874	50,962	20,829
Loans and other financial liabilities	1,597	72,624	-	-
Total Balance Sheet Net Debt	**(1,073,107)**	**729,040**	**43,988**	**(9,644)**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(11,031)	(57,874)	(50,962)	(20,829)
Total Net Financial Debt according to Credit Agreement	**(1,084,137)**	**671,166**	**(6,974)**	**(30,474)**
Total Net Financial Debt according to Credit Agreement non-controlling interest	**(487,862)**	**131,546**	**(6,974)**	**(30,474)**

Note: Last Twelve Months figures (LTM).

Q3 2025 Results - 33 - GRIFOLS

Value Creation Plan Update | Business Review | Financials | Final Remarks | **Annex**

Net Revenue Reconciliation at cc | Q3 2025

In thousands of euros	Q3 2025	Q3 2024	% Var
Reported Net Revenues	1,865,400	1,792,956	4.0%
Variation due to Exchange Rate Effects	90,735		
Net Revenues at Constant Currency	**1,956,135**	**1,792,956**	**9.1%**

In thousands of euros	Q3 2025	Q3 2024	% Var
Reported Biopharma Net Revenues	1,619,532	1,532,744	5.7%
Variation due to Exchange Rate Effects	79,903		
Reported Biopharma Net Revenues at Constant Currency	**1,699,435**	**1,532,744**	**10.9%**

In thousands of euros	Q3 2025	Q3 2024	% Var
Reported Diagnostic Net Revenues	147,411	156,292	(5.7%)
Variation due to Exchange Rate Effects	6,779		
Reported Diagnostic Net Revenues at Constant Currency	**154,190**	**156,292**	**(1.3%)**

In thousands of euros	Q3 2025	Q3 2024	% Var
Reported Bio Supplies Net Revenues	38,876	49,415	(21.3%)
Variation due to Exchange Rate Effects	2,538		
Reported Bio Supplies Net Revenues at Constant Currency	**41,414**	**49,415**	**(16.2%)**

In thousands of euros	Q3 2025	Q3 2024	% Var
Reported Others & Intersegments Net Revenues	59,581	54,505	9.3%
Variation due to Exchange Rate Effects	1,516		
Reported Other & Intersegments Net Revenues at Constant Currency	**61,097**	**54,505**	**12.1%**

In thousands of euros	Q3 2025	Q3 2024	% Var
Reported U.S. + Canada Net Revenues	1,068,874	1,044,035	2.4%
Variation due to Exchange Rate Effects	71,519		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,140,393**	**1,044,035**	**9.2%**

In thousands of euros	Q3 2025	Q3 2024	% Var
Reported EU Net Revenues	394,914	359,360	9.9%
Variation due to Exchange Rate Effects	982		
Reported EU Net Revenues at Constant Currency	**395,896**	**359,360**	**10.2%**

In thousands of euros	Q3 2025	Q3 2024	% Var
Reported ROW Net Revenues	401,612	389,561	3.1%
Variation due to Exchange Rate Effects	18,234		
Reported ROW Net Revenues at Constant Currency	**419,846**	**389,561**	**7.8%**

Q3 2025 Results - 34 - GRIFOLS

Value Creation Plan Update | Business Review | Financials | Final Remarks | **Annex**

Net Revenue Reconciliation at cc | 2025 YTD

In thousands of euros	2025 YTD	2024 YTD	% Var
Reported Net Revenues	5,542,340	5,236,568	5.8%
Variation due to Exchange Rate Effects	97,299		
Net Revenues at Constant Currency	**5,639,639**	**5,236,568**	**7.7%**

In thousands of euros	2025 YTD	2024 YTD	% Var
Reported Biopharma Net Revenues	4,773,321	4,455,099	7.1%
Variation due to Exchange Rate Effects	86,912		
Reported Biopharma Net Revenues at Constant Currency	**4,860,233**	**4,455,099**	**9.1%**

In thousands of euros	2025 YTD	2024 YTD	% Var
Reported Diagnostic Net Revenues	479,043	478,835	0.0%
Variation due to Exchange Rate Effects	6,726		
Reported Diagnostic Net Revenues at Constant Currency	**485,769**	**478,835**	**1.4%**

In thousands of euros	2025 YTD	2024 YTD	% Var
Reported Bio Supplies Net Revenues	107,834	150,147	(28.2%)
Variation due to Exchange Rate Effects	2,231		
Reported Bio Supplies Net Revenues at Constant Currency	**110,065**	**150,147**	**(26.7%)**

In thousands of euros	2025 YTD	2024 YTD	% Var
Reported Others & Intersegments Net Revenues	182,142	152,487	19.4%
Variation due to Exchange Rate Effects	1,430		
Reported Other & Intersegments Net Revenues at Constant Currency	**183,572**	**152,487**	**20.4%**

In thousands of euros	2025 YTD	2024 YTD	% Var
Reported U.S. + Canada Net Revenues	3,161,790	3,007,232	5.1%
Variation due to Exchange Rate Effects	60,741		
Reported U.S. + Canada Net Revenues at Constant Currency	**3,222,531**	**3,007,232**	**7.2%**

In thousands of euros	2025 YTD	2024 YTD	% Var
Reported EU Net Revenues	1,186,440	1,067,230	11.2%
Variation due to Exchange Rate Effects	435		
Reported EU Net Revenues at Constant Currency	**1,186,875**	**1,067,230**	**11.2%**

In thousands of euros	2025 YTD	2024 YTD	% Var
Reported ROW Net Revenues	1,194,110	1,162,106	2.8%
Variation due to Exchange Rate Effects	36,123		
Reported ROW Net Revenues at Constant Currency	**1,230,233**	**1,162,106**	**5.9%**

Q3 2025 Results - 35 - GRIFOLS

Q3 2025 Results - 36 - EBITDA Adjusted Reconciliation at cc | YTD and Q3 2025 Value Creation Plan Update Business Review Financials Final Remarks Annex EBITDA Adjusted YTD 25: In thousands of euros YTD 2025 YTD 2024 % Var EBITDA Adjusted 1,357,610 1,253,287 8.3% Variation due to Exchange Rate Effects 36,604 EBITDA Adjusted at Constant Currency 1,394,214 1,253,287 11.2% EBITDA Adjusted Like- for- Like YTD 25: In thousands of euros YTD 2025 YTD 2024 % Var EBITDA Adjusted Like for Like 1,432,356 1,253,287 14.3% Variation due to Exchange Rate Effects 37,734 EBITDA Adjusted Like for Like at Constant Currency 1,470,090 1,253,287 17.3% EBITDA Adjusted Q3'25: In thousands of euros Q3 2025 Q3 2024 % Var EBITDA Adjusted 482,045 462,097 4.3% Variation due to Exchange Rate Effects 20,652 EBITDA Adjusted at Constant Currency 502,697 462,097 8.8% EBITDA Adjusted Like- for- Like Q3'25: In thousands of euros Q3 2025 Q3 2024 % Var EBITDA Adjusted Like for Like 498,316 462,097 7.8% Variation due to Exchange Rate Effects 21,902 EBITDA Adjusted Like for Like at Constant Currency 520,218 462,097 12.6%

Q3 2025 Results - 37 - Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 4, 2025